

Mail Stop 3720

May 2, 2007

Mr. Marko Bogoievski
Chief Financial Officer
Telecom Corporation of New Zealand Limited
Telecom House
68 Jervois Quay
Wellington, New Zealand

> **Re: Telecom Corporation of New Zealand Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed September 25, 2006**
> **File No. 1-10798**

Dear Mr. Bogoievski:

We have reviewed your supplemental response letter dated April 13, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 19, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Income Statements, page F-2

1. Please refer to prior comment 1. We note that BC13 of IAS 1 states that "it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities…" Since your subtotal excludes depreciation and amortization for property and equipment that is directly attributed to the generation of your revenues, please delete this subtotal. Also, we note that this subtotal was not presented in your income statements included in your Forms 20-F for fiscal years 2005, 2004 and 2003.

Note 1. Statement of Accounting Policies

Revenue Recognition, page F-7

2. Please refer to prior comment 2. Tell us whether the handsets can be used on different operators' networks. If not, it would appear that there is only one unit of accounting under IAS 18 and you should revise to recognize the handset revenues over the initial service contract period under paragraph 13 of IAS 18.

3. Please refer to prior comment 3. We are still considering your response.

4. We note your response to prior comment 4 with respect to your Wireless segment. Please tell us whether your connection fees impact the price that you charge for your monthly services. In this regard, tell us:

    *   The amounts that you typically charge for connections and your average monthly service revenues for a mobile service customer.
    *   Whether you charge the connection fee to all new customers, and describe the terms of your contracts with new customers in more detail.
    *   Who establishes the connection fee and the level of involvement of your regulator with respect to your connection fees.

5. Tell us whether you recognize any connection fee revenue relating to your Wired segment. If so, please tell us how you account for such connection fees and your basis under IFRS.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director